Exhibit 1- Form 6k
April 29, 2004

Form 51-102F3
Material Change Report

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1. Name and Address of Company

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street
Vancouver, B.C. V6E 3T5

2. Date of Material Change

April 28, 2005.

3. News Release

News release was issued on April 28, 2005 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Vancouver, British Columbia, April 28, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for its fourth quarter of Fiscal 2004 ended December 31, 2004, and first quarter of Fiscal 2005 ended March 31, 2005.

5. Full Description of Material Change

Las Vegas From Home.com Entertainment Reports Fourth Quarter 2004 and First Quarter 2005 Results

653% year-over-year Q1 2005 revenue growth and profitable quarter

Vancouver, British Columbia, April 28, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for its fourth quarter of Fiscal 2004 ended December 31, 2004, and first quarter of Fiscal 2005 ended March 31, 2005.

Q1 Fiscal 2005 Financial Results
First quarter revenues were $2,084,056 as compared with revenues of $276,676 in the same period a year ago, growth of 653% year-over-year and 94% versus the fourth quarter of Fiscal 2004. Revenues grew as a result of increased usage of the Company’s Gaming Software. The Company had net income for the quarter of $364,329 as compared to a net loss in the first quarter of Fiscal 2004 of $464,934.

“We’re very pleased with the growth in our business and our client base in the first quarter of Fiscal 2005. This demonstrates our growing momentum compared with Fiscal 2004”, stated Jake Kalpakian, President and CEO of LVFH.

Q4 Fiscal 2004 Financial Results
Fourth quarter revenues were $1,073,463 compared with revenues of $268,887 in the same period a year ago, growth of 299% year over year. Revenues grew as a result of increased usage of the Company’s Gaming Software. Net loss for the quarter was $3,461,006 as compared to a net gain of $178,640 in the fourth quarter of fiscal 2003. However, these results were affected by the following one-time expense items: Net revenue sharing buyback of $1,048,021; settlement of lawsuit of $240,400; and also the accounting treatment of stock options granted in 2004 of $2,323,004. Had the Company not recognized the granting of stock options as compensation expense, then the Company’s operating results would have shown as an operating profit of $146,491.
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Outlook
Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy high growth.

The Company has commenced an aggressive marketing campaign which has started to produce positive results. Management is of the opinion that the recently announced “Bought deal” financing will help further its growth strategy at a much quicker rate through an even more ambitious, but carefully planned, marketing campaign and/or potential acquisitions.

The Company is experiencing strong interest by online Sports books and Casinos to license its software. Management believes this is a direct result of the growing “critical mass” within the Action Poker Network.

LVFH’s financial statements for the year-ended December 31, 2004, and for the first quarter ended March 31, 2005, are available on SEDAR at www.sedar.com.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9. Date of Report

This report is dated the 28th day of April, 2005.